02057693

File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___V___ Form 40-F ________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___V___.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

June 30, 2002 AND 2001

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors' Report

The Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of June 30, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the six months ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Prominent Communication Inc. and Biomorphic VLSI. Inc., (investee companies of one of the Company's wholly owned subsidiaries) as of and for the six months ended June 30, 2002 and 2001. As of June 30, 2002 and 2001, the Company's long-term investment (other liability) in those companies amounted to NT$(47,134) thousand and NT$129,205 thousand, respectively, and the related investment loss recognized amounted to NT$103,874 thousand and NT$58,917 thousand for the six months then ended. The financial statements of these investee companies were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the six months ended June 30, 2002 and 2001, in conformity with generally accepted accounting principles in the Republic of China.

July 25, 2002
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEET
June 30, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	June 30,2002	June 30,2001	LIABILITIES & SHAREHOLDERS' EQUITY	Notes	June 30,2002	June 30,2001
Current assets				**Current liabilities**			
Cash and cash equivalents	2, 4(1)	$ 11,480,636	$ 12,364,047	Short-term debt	4(8), 6	$ 700,000	$ 410
Notes receivable (net)	4(2)	126,698	54,705	Short-term notes	4(9)	1,680,691	-
Accounts receivable (net)	4(3)	2,113,916	2,350,621	Current portion of debentures	4(12), 6	3,325,903	-
Receivables from related parties (net)	4(4),5	392,497	295,415	Current portion of long-term debt	4(10), 6	2,070,504	3,177,165
Inventories (net)	2,4(5)	4,851,438	7,375,098	Current portion of capital lease obligations	4(11), 6	607,442	4,011
Prepaid expenses		401,585	471,847	Notes and accounts payable		1,445,254	1,139,203
Other current assets		619,142	473,457	Income taxes payable	2,4(19)	358,075	358,075
Deferred income taxes-current (net)	2,4(19)	983,778	797,883	Accrued expenses		1,866,478	1,602,834
Restricted investments-current	6	2,129,787	224,950	Payables to related parties	5	203,350	191,999
Total current assets		23,099,477	24,408,023	Payables to equipment suppliers		1,072,779	1,066,354
				Other current liabilities		114,987	237,218
Long-term equity investments	2, 4(6)	3,558,927	4,192,345	Total current liabilities		13,445,463	7,777,269
Property, plant, and equipment	2, 4(7), 6, 7			**Long-term liabilities**			
Land		598,076	598,076	Long-term debt, less current portion	4(10), 6	4,078,723	6,694,311
Buildings and facilities		13,902,919	12,268,166	Debentures, less current portion	4(12), 6	14,977,300	9,238,266
Production equipment		41,770,021	38,873,526	Lease obligations, less current portion	4(11), 6	1,250,666	13,267
Research and development equipment		1,305,498	1,138,882	Total long-term liabilities		20,306,689	15,945,844
Transportation equipment		30,263	18,806				
Office furniture and fixtures		859,043	885,099	**Other liabilities**			
Leasehold improvements		4,468	6,443	Refundable deposits-in		139	89
Leased equipment		1,775,604	24,946	Accrued pension cost	2,4(20)	66,994	18,319
Total property, plant, and equipment		60,245,892	53,813,944	Total other liabilities		67,133	18,408
Less: Accumulated depreciation		(30,314,659)	(23,062,793)				
Add: Construction in progress		3,116,442	1,413,376	**Total liabilities**		33,819,285	23,741,521
Prepayments for equipment		6,446,668	6,237,644				
Net property, plant, and equipment		39,494,343	38,402,171	**Shareholders' equity**			
				Common shares	4(13)	33,593,426	33,593,426
Intangible assets	2			Stock dividends to be distributed	4(13)	3,319,343	-
Software		415,931	550,019	Additional paid-in capital	4(14)	2,630,621	5,966,324
Deferred charges		489,940	453,092	Legal reserve	4(15)	1,708,689	1,707,053
Total intangible assets		905,871	1,003,111	Special reserve		378,657	1,425
				Retained earnings (deficit)	4(16)	(5,296,868)	5,545,325
Other assets				Unrealized losses on long-term investments	2,4(16)	(654,863)	(182,860)
Refundable deposits		44,057	30,553	Cumulative translation adjustments	2	167,535	234,860
Restricted investments-non-current	6	251,475	717,873	Treasury stock	2,4(17)	(1,188,436)	-
Other receivables		189,871	186,735	**Total shareholders' equity**		34,658,104	46,865,553
Deferred income taxes-non-current (net)	2,4(19)	933,368	1,666,263				
Total other assets		1,418,771	2,601,424				
Total assets		$ 68,477,389	$ 70,607,074	**Total liabilities and shareholders' equity**		$ 68,477,389	$ 70,607,074

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENT OF OPERATIONS
For the six-month periods ended June 30, 2002 and 2001
(Amounts in thousand New Taiwan Dollars except per share data)

Description	Notes	Six-month periods ended June 30 2002	Six-month periods ended June 30 2001
Sales	2, 5	$ 6,816,009	$ 12,080,230
Less: Sales returns		(17,161)	(93,844)
Sales discounts		(60,837)	(35,927)
Net sales revenue		6,738,011	11,950,459
Cost of goods sold		(7,225,205)	(5,372,830)
Gross profit (loss)		(487,194)	6,577,629
Plus: Unrealized profit as of January 1		118,249	112,862
Less: Unrealized profit as of June 30		(57,426)	(91,093)
Realized gross profit (loss)		(426,371)	6,599,398
Operating expenses			
Selling expenses		(299,783)	(278,033)
Administrative expenses		(582,074)	(622,428)
Research and development expenses		(1,834,434)	(1,831,367)
Total operating expenses		(2,716,291)	(2,731,828)
Operating income (loss)		(3,142,662)	3,867,570
Other income			
Interest income		119,466	293,444
Gain on disposal of property, plant, and equipment	2	3,083	-
Foreign exchange gains	2	369,190	-
Others		117,405	96,696
Total other income		609,144	390,140
Other expenses			
Interest expense		(551,794)	(530,842)
Loss on disposal of property, plant, and equipment	2,4(5)	-	(6,668)
Inventory loss provision	2	(3,341,409)	(493,885)
Net loss from equity investments	2,4(6)	(734,734)	(117,972)
Foreign exchange losses	2	-	(71,935)
Others		(22,901)	(237,559)
Total other expenses		(4,650,838)	(1,458,861)
Income before taxes		(7,184,356)	2,798,849
Income tax expense	2,4(19)	-	(370,000)
Net (loss) income		$ (7,184,356)	$ 2,428,849
Net (loss) income per share	2,4(18)	$ (1.95)	$ 0.66
Diluted income (loss) per share	2,4(18)	$ (1.95)	$ 0.65
Pro-forma data: assuming that the Company's shares owned by subsidiaries were not treated as treasury stock			
Net loss		$ (7,206,751)	
Net loss per share	2,4(18)	$ (1.96)	

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.

STATEMENT OF SHAREHOLDERS' EQUITY

For the six-month periods ended June 30, 2002 and 2001

(Amounts in thousand New Taiwan Dollars)

Description	Common Shares	Stock Dividends *to be Distributed*	Additional Paid-in Capital	Legal Reserve	Special Reserve	Retained Earnings (Deficit)	Unrealized Losses on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total
Balance as of January 1, 2001	$ 24,744,091	$ -	$ 8,440,733	$ 647,015	$ -	$ 10,743,013	$ (107,300)	$ 105,875	$ -	$ 44,573,427
Appropriation and distribution of 2000 retained earnings:										-
Special reserve	-	-	-	-	1,425	(1,425)	-	-	-	-
Legal reserve	-	-	-	1,060,038	-	(1,060,038)	-	-	-	-
Stock dividends	4,948,818	-	-	-	-	(4,948,818)	-	-	-	-
Employee bonus	1,426,108	-	-	-	-	(1,426,108)	-	-	-	-
Additional paid-in capital transferred to common stock	2,474,409	-	(2,474,409)	-	-	-	-	-	-	-
Distribution of directors' and supervisors' remuneration	-	-	-	-	-	(190,148)	-	-	-	(190,148)
Unrealized losses on long-term investments	-	-	-	-	-	-	(75,560)	-	-	(75,560)
Net income for the six months ended June 30, 2001	-	-	-	-	-	2,428,849	-	-	-	2,428,849
Cumulative translation adjustments	-	-	-	-	-	-	-	128,985	-	128,985
Balance as of June 30, 2001	$ 33,593,426	$ -	$ 5,966,324	$ 1,707,053	$ 1,425	$ 5,545,325	$ (182,860)	$ 234,860	$ -	$ 46,865,553
Balance as of January 1, 2002	$ 33,593,426	$ -	$ 5,966,324	$ 1,707,053	$ 1,425	$ 2,249,996	$ (647,618)	$ 268,961	$ -	$ 43,139,567
Appropriation and distribution of 2001 retained earnings:										-
Special reserve	-	-	-	-	377,232	(377,232)	-	-	-	-
Additional paid-in capital transferred to common stock	-	3,319,343	(3,319,343)	-	-	-	-	-	-	-
Unrealized losses on long-term investments	-	-	-	-	-	-	(7,245)	-	-	(7,245)
Common stock repurchased	-	-	-	-	-	-	-	-	(1,046,071)	(1,046,071)
Treasury stock owned by subsidiaries	-	-	-	-	-	-	-	-	(142,365)	(142,365)
Gain on disposal of property, plant, and equipment transferred to retained earnings	-	-	(16,360)	1,636	-	14,724	-	-	-	-
Net loss for the six months ended June 30, 2002	-	-	-	-	-	(7,184,356)	-	-	-	(7,184,356)
Cumulative translation adjustments	-	-	-	-	-	-	-	(101,426)	-	(101,426)
Balance as of June 30,2002	$ 33,593,426	$ 3,319,343	$ 2,630,621	$ 1,708,689	$ 378,657	$ (5,296,868)	$ (654,863)	$ 167,535	$ (1,188,436)	$ 34,658,104

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENT OF CASH FLOWS
For the six-month periods ended June 30, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

Description	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001
Cash flows from operating activities:		
Net (loss) income	$ (7,184,356)	$ 2,428,849
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	3,981,111	3,611,618
Bad debt expense (Reversal)	6,747	(54,810)
Inventory loss provision	3,341,409	493,885
Cash dividends	14,485	-
Net losses from equity investments	738,691	104,218
Gain on disposal of short-term investments	(3,957)	(9,665)
Amortization	307,008	262,204
Deferred income taxes	-	311,121
(Gain) loss on disposal of property, plant, and equipment	(3,083)	6,668
Accrued pension cost	44,290	1,500
Notes receivable	(57,900)	160,190
Accounts receivable	(97,619)	2,101,452
Receivables from related parties	(27,721)	442,434
Inventories	(1,001,780)	(2,728,592)
Prepaid expenses	156,686	(64,784)
Other current assets	(53,872)	219,473
Notes and accounts payable	357,648	(435,125)
Income taxes payable	-	(255,749)
Accrued expenses	38,760	(131,570)
Payables to related parties	22,689	(189,382)
Other current liabilities	(93,229)	8,283
Increase in reserve for redemption of convertible bonds	317,115	263,322
Net cash provided by operating activities	803,122	6,545,540
Cash flows from investing activities:		
Increase in restricted investments	(625,461)	(726,823)
Decrease in short-term investments	3,957	9,665
Additions to long-term equity investments	(588,930)	(1,480,566)
Purchase of property, plant, and equipment	(4,796,757)	(4,676,592)
Proceeds from disposal of property, plant, and equipment	6,023	6,266
(Increase) decrease in refundable deposits	(13,346)	5,953
Additions to intangible assets	(213,178)	(145,841)
Increase in other receivables	(10,224)	(40,624)
Net cash used in investing activities	(6,237,916)	(7,048,562)

Description	Six-month period ended June30, 2002	Six-month period ended June30, 2001
Cash flows from financing activities:		
Net increase (decrease) in short-term debt	700,000	(924,270)
Net increase in short-term notes	1,680,691	-
Increase in refundable deposits-in	51	-
Distribution of directors' and supervisors remuneration	-	(190,148)
Common stock repurchased	(1,046,071)	-
Net decrease in long-term debt	(1,969,758)	(698,910)
Net decrease in capital lease obligations	(79,454)	(1,890)
Net increase in debentures	5,334,812	232,101
Net cash provided by (used in) financing activities	4,620,271	(1,583,117)
Net increase (decrease) in cash and cash equivalents	(814,523)	(2,086,139)
Cash and cash equivalents at the beginning of the period	12,295,159	14,450,186
Cash and cash equivalents at the end of the period	$ 11,480,636	$ 12,364,047
Supplemental disclosures of cash flow information:		
Interest paid during the period (excluding capitalized interest)	$ 449,750	$ 572,154
Income tax paid during the period	$ 11,558	$ 336,872
Non-cash activities:		
Current portion of long-term debt transferred to current liabilities	$ 2,070,504	$ 3,177,165
Current portion of debentures transferred to current liabilities	$ 3,325,903	$ -
Current portion of capital lease obligations transferred to current liabilities	$ 607,442	$ 4,011
Unrealized losses on long-term investments	$ 7,245	$ (75,760)
Cumulative translation adjustments	$ 101,426	$ 128,985
Stock issuance for capital reserve and retained earnings	$ 654,863	$ 7,423,227
Stock issuance for employee bonuses	$ -	$ 1,426,108
Treasury stock owned by the subsidiaries	$ 142,365	$ -
Cash paid for purchase of property, plant and equipment:		
Purchases of property, plant and equipment	$ 4,859,173	$ 4,378,055
Decrease (increase) in payables to equipment suppliers	(62,416)	298,537
Cash paid	$ 4,796,757	$ 4,676,592

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Amounts in thousands except shares, per share data and percentages)

1. Organization and Business

The Company

Macronix International Co., Ltd. (the "Company") was incorporated in the Hsinchu Science Based Industrial Park ("HSIP"), Taiwan, under the laws of the Republic of China (the "ROC") on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments are carried at lower of cost or market value at the balance sheet date using the specific identification method.

Foreign Currency Translation

The Company maintains its accounting records in New Taiwan dollars ("NT Dollars" or "NT$"), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders' equity.

Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the Company's credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method was applied to each major category.

Long-Term Investments

Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market with unrealized losses recorded as a separate component of shareholders' equity. There is no recognition of unrealized gains.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 years
Production equipment	5 years
Research and development equipment	5 years
Transportation equipment	5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	5 years
Leased equipment	5 years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses. In addition, gains from the disposal of property, plant and equipment, after income tax, are transferred from retained earnings to capital reserve in the current year. Interest incurred associated with the additions of property, plant and equipment are capitalized until those assets are ready for use.

Effective from January 1, 2001, the reclassification of a gain on the disposal of property, plant and equipment from retained earnings to capital reserve is no longer required pursuant to an amendment to the regulations.

Lease agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments net of executory costs are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of convertible bonds are amortized over the contracts' lives and durations of the bonds, respectively. Computer softwares are amortized over three years, while others are over 1~5 years.

Revenue Recognition

Revenue is recognized when it is realized or realizable and when it is earned. Revenue from the sale of product is recognized when ownership is transferred to the customer, which normally occurs when shipment is made. Profit from sales made to subsidiaries is recorded as unrealized profit, an adjustment to gross profit until the subsidiaries make the sales to third parties. Deferred revenue from intercompany transactions is included in other current liabilities.

(Amounts in thousands except shares, per share data and percentages)

Capital Expenditures vs. Expenses

If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee's compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes monthly contributions equal to 2 % of the wages and salaries which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2% .The fund, established during 1990 to meet the employees' retirement benefit entitlements, is administered by the Employees' Retirement Fund Committee and is registered in the committee's name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18, "Accounting for Pensions" in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31,1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition assets or obligations, prior service costs, and gains or losses from the plan assets are amortized using the straight-line method over the employees' average remaining service period of about twenty five years.

Financial Instruments

a. Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company's forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

b. Option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

c. Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate.

The difference between the related floating interest rate and fixed interest rate at the balance sheet date is dealt with in the statement of operations. The realized gains and losses upon settlement are dealt with in the statement of operations.

d. Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The respective interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are dealt with in the statement of operations in the period incurred.

e. Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Net Income Per Common Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, "Earnings per Share", the Company presents basic earnings per share if a simple capital structure is applied; or both basic earnings per share and diluted earning per share if a complex capital structure is applied. Basic earnings per share is equal to the net income (loss) attributable to common stock divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all potentially dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, "Accounting for Treasury Stock" , treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock which is presented as a contra equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, effective from January 1, 2002, the Company's shares owned by its subsidiaries were treated as treasury stock. Retroactive adjustments were not required.

3. Reason and Effect of a Change in Accounting Policy

Effective from January 1, 2002, the Company's shares owned by its subsidiaries were treated as

(Amounts in thousands except shares, per share data and percentages)

treasury stock according to ROC SFAS No. 30, "Accounting for Treasury Stock". The adoption of this statement reduced the net loss and loss per share for the six months ended June 30, 2002 by NT$ 22,395 and NT$ 0.0029, respectively. Long-term equity investments and shareholders' equity were reduced by NT$ 142,365 as well.

4. Significant Accounts

(1) *Cash and Cash Equivalents*

	2002.6.30	2001.6.30
Petty cash	$380	$423
Checking and saving accounts	1,681,879	2,369,922
Time deposits	8,735,539	9,993,702
Cash equivalents-short-term paper	1,062,838	-
Total	$11,480,636	$12,364,047

(2) *Notes Receivable*

	2002.6.30	2001.6.30
Notes receivable	$126,698	$55,905
Less: Allowance for doubtful accounts	-	(1,200)
Net	$126,698	$54,705

(3) *Accounts Receivable*

	2002.6.30	2001.6.30
Accounts receivable	$2,289,780	$2,589,708
Less: Allowance for sales returns and discounts	(333)	(62,846)
Allowance for doubtful accounts	(175,531)	(176,241)
Net	$2,113,916	$2,350,621

(Amounts in thousands except shares, per share data and percentages)

(4) *Receivables from Related Parties*

	2002.6.30	2001.6.30
Accounts receivable	$410,585	$295,415
Less: Allowance for doubtful accounts	(18,088)	-
Net	$392,497	$295,415

(5) *Inventories*

	2002.6.30	2001.6.30
Merchandise	$27,007	$14,083
Raw materials	368,030	384,709
Supplies	125,838	168,803
Work in process	8,952,816	6,711,640
Finished goods	1,889,673	1,395,972
Unallocated freight-in	527	572
Total	11,363,891	8,675,779
Less: Allowance for market value decline and obsolescence	(6,512,453)	(1,300,681)
Net	$4,851,438	$7,375,098

a. Inventories were not pledged.

b. The insurance coverage for inventories amounted to NT$10,781,046 and NT$5,798,346 as of June 30, 2002 and 2001, respectively.

(Amounts in thousands except shares, per share data and percentages)

(6) *Long- Term Equity Investments*

	2002.6.30		2001.6.30	
	Amount	%	Amount	%
Accounted for under equity method:				
Macronix (BVI) Co., Ltd.	$1,759,972	100.00%	$2,727,642	100.00%
Kang Bao Investment, Ltd.	497,681	100.00%	-	-
Run Hong Investment, Ltd.	492,688	100.00%	-	-
HuivYing Investment, Ltd.	420,697	100.00%	514,438	100.00%
Macronix America, Inc.	112,773	100.00%	134,294	100.00%
Prominent Communications, Inc.	21,636	32.18%	69,189	32.82%
Caesar Technology, Inc.	-	-	297,463	29.65%
Subtotal	3,305,447		3,743,026	
Accounted for under cost method:				
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Quality Test System, Inc.	-	14.64%	-	14.64%
Ardentec Corporation	237,500	11.78%	237,500	11.85%
Chantek Electronic Co., Ltd.	-	7.60%	143,416	7.60%
United Industry Gas Co., Inc.	58,500	3.41%	58,500	3.41%
Powertech Technology Inc.	83,135	3.17%	83,135	3.20%
Chipbond Technology Inc.	37,590	1.28%	-	-
Taiwan Mask Corporation	81	-	81	-
Subtotal	496,806		602,632	
Total	3,802,253		4,345,658	
Prepaid Investment：				
Macronix (BVI) Co., Ltd.	383,902		29,547	
Honbond Venture Capital Co., Ltd.	120,000		-	
Chaohong Electronic Co., Ltd.	50,000		-	
Subtotal	553,902		29,547	
Less：Allowance for market value decline	(654,863)		(182,860)	
Less：Treasury stock owned by subsidaries	(142,365)		-	
Net	$3,558,927		$4,192,345	

a. The Company's stock owned by its subsidiary (Huiv Ying Investment Ltd.) as of June 30, 2002 amounted to NT$142,365 (5,475,593 shares). This amount has been accounted for as treasury stock.

(Amounts in thousands except shares, per share data and percentages)

b. The Company recognized the losses on the above long-term equity investments based on the audited financial statements of the investee companies for the six months ended June 30, 2002 and 2001. Total long-term equity investment losses recognized by the Company for the six months ended June 30, 2002 and 2001 were NT$738,691 and NT$104,218, respectively.

c. The financial statements of the foreign investees accounted under for the equity method were translated into NT dollars which (decreased) increased the translation adjustments by NT($101,426) and NT$128,985 for the six months ended 2002 and 2001, respectively.

d. Caesar Technology Inc. applied for formal compulsory liquidation in January, 2002. The Company wrote-off the entire book value of this investment in 2001.

e. The Company fully provided the investment cost after evaluating that there was a permanent diminution in value in the investment of Quality Test System Inc.

f. The Company wrote-off its long-term investment in Chantek Electronic Co., Ltd. Chantek is currently undergoing a financial restructuring.

g. The auditors of Biomorphic VSLI. Inc. included a "going concern" emphasis paragraph in their audit report accompanying the financial statements for the six months ended June 30, 2002. The effect to the Company, however, is immaterial.

h. The long-term equity investments were not pledged.

(7) *Property, Plant and Equipment*

The total interest expense (including capitalized interest) for the six months ended June 30, 2002 and 2001 amounted to NT$746,442 and NT$593,976, respectively. Interest was capitalized on the following property, plant and equipment accounts:

Item	For the six months ended June 30, 2002	2001
Property, Plant and Equipment		
Buildings and facilities	$194,648	$11,777
Production equipment	-	51,357
Total	$194,648	$63,134
Effective interest rates	5.64%	7.10%

(Amounts in thousands except shares, per share data and percentages)

b. The insurance coverage for property, plant and equipment amounted to NT$59,687,414 and NT$38,575,907 as of June 30, 2002 and 2001, respectively.

c. Please refer to note 6 "Assets pledged as collateral" for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(8) *Short- Term Debt*

	2002.6.30	2001.6.30
Working capital loans	$700,000	$-
Letter of credit loans	-	410
Due within 180 days with variable interest rates	$700,000	$410

a. The Company's unused short-term lines of credit amounted to NT$12,368,842 and NT$13,880,141 as of June 30, 2002 and 2001, respectively.

b. The interest rates of short-term debt ranged from 2.5% to 2.85% for the period ending June 30, 2002. The interest rate was 1.95% for the period ending June30, 2001, respectively.

c. Please refer to note 6 "Assets pledged as collateral " for those assets pledged as security for short- term debt.

(9) *Short-term Notes*

	Interest Rate	Period	2002.6.30
Commercial Papers	2.30%~2.65%	91.06.17-91.09.26	$ 1,690,000
Less：Discounts			(9,309)
Net			$ 1,680,691

a. The Company's unused short-term lines of credits amounted to NT$27,300,000 as of June 30, 2002.
b. There were no assets pledged as collateral for short-term notes.
c. There were no short-term notes as of June 30, 2001.

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Amounts in thousands except shares, per share data and percentages)

(10)*Long- Term Debt*

	Interest Rates		Amount	
Secured	2002.6.30	2001.6.30	2002.6.30	2001.6.30
Loan from one bank, repayable in 21 quarterly installments from May 1998 to January 2003 with variable interest rates....................................			$76	$152,0(
Medium term loans from 7 banks, repayable in 10 semi-annual installments from December 1998 to June 2003 with variable interest rates, fully repaid before maturity	-	~0.8092%		1,123,37 (¥4, 0
Medium term loans from one bank, repayable in 96 monthly installments from April 1999 to March 2007 with variable interest rates..............................			211	255,5(
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates..............................			3,946 (Include USD84,900,00	5,752,59 (Include USD118, 4
Medium term loan from one bank, repayable in July 2000 with a fixed interest rate, fully repaid before maturity...				300,0(
Medium term loan from one bank, repayable in 6 semi-annual installments from April 2000 to October 2002 with a fixed interest rate, fully repaid before maturity..				999,0(
Medium term loan from one bank, repayable in 36 monthly installments from April 2004 with variable interest rates...			889	889,0(
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates			187	262,5(
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates...			62	87,5(
Medium term loan from one bank, repayable in 17 quarterly installments with variable interest rates......			376	50,0(
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates...			400	
Total			6,149	9,871,47
Less: current portion			(2,070	(3,177,16
Net			$4,078	$6,694,31

Please refer to note 6 for "Assets pledged as collateral" for long-term debt.

(Amounts in thousands except shares, per share data and percentages)

(11) *Capital Lease Obligations*

The Company entered into an equipment lease agreement with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005. The equipment shall, upon expiration of the agreement, belong to the Company. Cost of the equipment amounted to NT$24,946. The lease obligation is repayable in 24 quarterly installments from May 31, 1999 to April 30, 2005. Caesar Technology, Inc. was formally placed in liquidation in January , 2002. It is expected that the above lease agreement will be renegotiated by the liquidator. The long-term lease obligations outstanding at the period end have been reclassified as short-term obligations as the ownership of the leased equipment will be resolved within the next twelve months from the balance sheet date.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations of the leases are as follows:

Year	2002.6.30
2002.7.1~2003.6.30	$722,828
Less: unrealized interest expense	(115,386)
Current portion	607,442
2003.7.1~2004.6.30	648,253
2004.7.1~2005.6.30	648,253
Subtotal	1,296,506
Less: unrealized interest expense	(45,840)
Lease obligations – long-term	1,250,666
Total lease obligations	$1,858,108

(Amounts in thousands except shares, per share data and percentages)

Year	2001.6.30
2001.7.1~2002.6.30	$5,249
Less: unrealized interest expense	(1,238)
Current portion	4,011
2002.7.1~2003.6.30	5,249
2003.7.1~2004.6.30	5,249
2004.7.1~2005.6.30	4,374
Subtotal	14,872
Less: unrealized interest expense	(1,605)
Lease obligations – long-term	13,267
Total lease obligations	$17,278

Please refer to note 6 for "Assets pledged as collateral " for those leased assets pledged as security.

(12) *Debentures*

	2002.6.30	2001.6.30
Secured II	$3,000,000	$-
Convertible II	2,682,400	2,757,600
Convertible III	5,328,655	5,478,041
Convertible IV	5,674,081	-
Add: Reserve for redemption of convertible bonds	1,618,067	1,002,625
Total	18,303,203	9,238,266
Less: Current portion	(3,325,903)	-
Net	$14,977,300	$9,238,266

a. On October 29, 2001, the Company issued five-year secured bonds amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

b. The Company issued five-year secured convertible bonds ("Convertible II") on May 5, 1998. Main terms of the issue are as follows:

(a) Total amount US$150,000. As of June 30, 2002, US$70,000 was converted.

(Amounts in thousands except shares, per share data and percentages)

(b) The interest rate at par: 0%.

(c) Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by banks.

(d) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e) Redemption at the option of the bond holders:

The Bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to April 2003.

(ii) The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30, 2002 the conversion price was NT$25.7649 per share.

(g) Places of trading: U.S.A., Europe and Asia (except Taiwan)

c. The Company issued five-year unsecured convertible bonds ("convertible III") on February 1, 2000. Major terms of issue are as follows:

(a) Total amount US$200,000. As of June 30, 2002, US$41,078 was converted.

Method of interest payment and redemption on the maturity date: 1.0% per annum, net of a 20% withholding tax. Interest will be paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(b) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(Amounts in thousands except shares, per share data and percentages)

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(c) Redemption at the option of the bond holders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2002 at 121.386% of par.

(d) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 1, 2003.

(ii) The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30, 2002 the conversion price was NT$ 45.4855 per share.

(e) Places of trading: U.S.A., Europe and Asia (except Taiwan) ; listed on the Luxembourg Stock Exchange.

d. The Company issued five-year unsecured convertible bonds ("convertible IV") on February 7, 2002. Major terms of issue are as follows:

(a) Total amount US$169,224. As of June 30, 2002, no bonds have been converted.

(b) Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest will be paid on February 7 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d) Redemption at the option of the holders bond:

The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(e) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 8, 2007.

(Amounts in thousands except shares, per share data and percentages)

(ii) The conversion price was NT$31.32 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30,2002 the conversion price was NT$31.32 per share.

(f) Places of trading: U.S.A., Europe and Asia (except Taiwan); listed on the Luxembourg Stock Exchange.

(13) *Capital Stock*

As of January 1, 2001, the Company's authorized and issued common shares amounted to NT$35,000,000 and NT$24,744,091, divided into 3,500,000,000 and 2,474,409,144 shares at NT$10 par value, respectively.

On April 19, 2001, the Company's shareholders resolved in the annual general meeting to increase the authorized share capital to NT$45,000,000. In addition, the shareholders also resolved to declare a 30% stock dividend (742,322,744 shares) and an issue of 142,610,725 common shares in settlement of the 2000 employee bonus which resulted in the total issuance of 884,933,469 common shares.

The Company has two stock option plans ("2001 plan" and "2002 plan") that provide for the granting of options to qualified employees for purchase of the Company's common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares and 170,000,000 shares under 2001 plan and 2002 plan, respectively. The Company has granted 72,328,500 shares for the 2001 plan and no shares have yet been granted for the 2002 plan. For the six months ended June 30, 2002 and 2001, no stock option has been exercised.

On May 30, 2002, the Company's shareholders resolved in the annual meeting to increase the authorized share capital to NT$53,500,000, divided to 5,350,000,000 shares (including 450,000,000 shares reserved for future exercises of stock options). In addition, the shareholders also resolved to declare a 10% stock dividend which resulted in the issuance of 331,934,262 common shares.

(Amounts in thousands except shares, per share data and percentages)

As of June 30, 2002, the Company's authorized and issued common shares amounted to NT$53,500,000 and NT$33,593,426, divided into 5,350,000,000 shares (including 450,000,000 shares reserved for future exercises of stock options) and 3,359,342,613 shares at NT$10 par value, respectively.

(14) *Capital Reserve*

	2002.6.30	2002.6.30
Additional paid-in capital	$2,630,621	$5,943,929
Gain on disposal of property, plant, and equipment	-	22,395
Total	$2,630,621	$5,966,324

According to the ROC Company Law, the capital reserve can only be used for making up deficiencies or distributions of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making up such losses.

On May 31, 2002, the Company's shareholders resolved in the annual meeting to transfer a gain of $16,356 earned on disposal of property, plant, and equipment to retained earnings.

(15) Legal Reserve

According to the ROC Company Law, 10% of the Company's net income, after deducting previous years' losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company's paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company's shareholders through the issuance of additional common shares.

(Amounts in thousands except shares, per share data and percentages)

(16) *Income Distributions*

The Company's articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years' losses and the appropriation to the legal reserve ("Distributable Earnings"), may be appropriated or distributed proportionally as follows:

a. Dividend to shareholders at 83% of the Company's Distributable Earnings;
b. Employee bonuses at 15% of Distributable Earnings; and
c. Remuneration for directors' and supervisors' services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting of the Company's shareholders. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Further, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Employees eligible for employees' bonuses include qualified employees of affiliated companies. Such qualification terms were set by the board.

Distributions are not deductible in the determination of taxable income.

(17) *Treasury Stock*

a. On April 24, 2002, the Company's board of directors authorized the repurchase of up to 335,934 thousand shares (NT$9,546,141) from the open market for the purpose of transferring shares to employees. The Company repurchased 40,000 thousand shares for NT$1,046,071 in the six months ended June 30, 2002.

b. According to the Stock Exchange Regulations of Taiwan, total shares repurchased shall not exceed 10% of the Company's issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserve.

(Amounts in thousands except shares, per share data and percentages)

c. In accordance with the Stock Exchange Regulations of Taiwan, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends.

d. Effective from January 1, 2002, the Company's shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions during the six months ended June 30, 2002 are as follows：

	2002.1.1		Additions		Disposals			2002.6.30		
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Selling price	Shares	Amount	Market Value
Huiv Ying Investment Ltd.	5,475,593	142,365	-	-	-	-	-	5,475,593	142,365	119,970

(Amounts in thousands except shares, per share data and percentages)

(18) *Basic Earnings Per Share*

The capital structure of the Company is considered to be complex due to the issuance of convertible bonds and stock options. Nevertheless, the Company only presented basic earnings per share for the six-month periods ended June 30, 2002 because the potential common shares had an anti-dilutive effect if they had been fully converted. The weighted average number of common shares outstanding is computed below:

	For the six months ended Jun 30	
	2002	2001
Number of common shares outstanding as of January 1	3,359,342,613	2,474,409,144
Capital reserve and retained earnings transferred to common stock on May 28, 2001 (2,474,409,144 shares times 20% plus 2,474,409,144 shares times 10%)	-	742,322,744
Employee bonus converted to common shares on May 28, 2001	-	142,610,725
Weighted-average number of treasury stock	(12,181,856)	-
Capital reserve transferred to common stock (3,347,160,757 shares*10%)	334,716,076	-
Retroactive adjustments:		
Capital reserve transferred to common stock (3,359,342,613 shares*10%)	-	335,934,261
Subtotal	3,681,876,833	3,695,276,874
Less: Treasury stock owned by subsidiaries	(6,023,152)	-
Weighted-average number of shares (A)	3,675,853,681	3,695,276,874
Potential common shares with dilutive effect :		
Difference in shares between exercise of stock options and repurchase at the average market price	-	-
Assumed conversion of debentures as of January 1	-	112,766,303
Potential dilutive common shares (B)	-	3,808,043,177
Income (loss) before taxes	$(7,184,356)	$2,798,849
Income tax benefit (expense)	-	(370,000)
Income (loss) after taxes (C)	$(7,184,356)	$2,428,829
Estimated interest saving on assumed conversion of debentures	-	52,474
Numerator for earnings per share assuming dilution (D)	$(7,184,356)	$2,481,323
Basic earnings per share (E=C/A)	$(1.95)	$0.66
Diluted earnings per share (F=D/B)	(see note)	$0.65

Note: Only basic earnings per share is presented due to the anti-dilutive effect.

(Amounts in thousands except shares, per share data and percentages)

Assuming that the Company's shares owned by its subsidiaries were not treated as treasury stock for the six months ended June 30, 2002, the loss per share would be as follows:

	Amount (numerator)		Shares	Net loss per Share	
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS					
Net loss	$(7,206,751)	$(7,206,751)	3,681,876,833	$(1.96)	$(1.96)

(19)*Income Taxes*

a. The Company is entitled to an income tax exemption period for four consecutive years on income generated from qualifying high technology manufacturing activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

b. As of June 30, 2002 unused tax credits available to reduce future taxable income amounted to NT$3,617,243. Details are as follows:

Year incurred	Unused amount	Year expired
1998	$613,186	2002
1999	1,155,632	2003
2000	119,795	2004
2001	1,138,922	2005
Six months ended June 30, 2002 (Estimated)	589,708	2006
Total	$3,617,243	

Such tax credits were included in Deferred Income Tax Assets.

c. As of June 30, 2002, the 2002 loss carried forward of $5,120,152 is available up to 2007 to reduce future taxable income.

The above amount was included in Deferred Income Tax Assets.

(Amounts in thousands except shares, per share data and percentages)

d. The Company's income tax returns through 1997 have been examined by the tax authority. The tax authority of Taiwan ruled that the Company should pay additional taxes of NT$93,246, NT$132,914, NT$91,916 and NT$39,677 for 1997, 1996, 1995 and 1994, respectively. The Company, having filed for re-examination, has accrued such amounts in the financial statements.

e. Deferred tax assets and liabilities as of June 30, 2002 and 2001 were as follows:

	2002.6.30	2001.6.30
(a)Total deferred tax liabilities	$382,390	$475,670
(b)Total deferred tax assets	$5,647,591	$3,350,843
(c)Valuation allowance for deferred tax assets	$3,348,055	$411,027

(d)Temporary differences that generated deferred tax assets or liabilities:

	2002.6.30		2001.6.30	
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$(4,563,204)	$	$(	
Recognition of unrealized inventory provision	$6,534,357		$	
Recognition of unrealized investment losses	$1,740,320			
Recognition of unrealized royalty expense	$926,978			
Recognition of unrealized allowance for bad debts	$177,998			
Recognition of unrealized foreign exchange (gains) losses	$(177,867)			
Others	$108,769			
Losses carried forward	$5,120,152	$	$-	
Investment tax credits		$		$

	2002.6.30	2001.6.30
(e)Deferred tax assets – current	$2,369,296	$1,208,910
Valuation allowance for deferred tax assets - current	(1,356,776)	(411,027)
Net deferred tax assets – current	1,012,520	797,883
Deferred tax liabilities – current	(28,742)	-
Net deferred tax assets and liabilities - current	$983,778	$797,883

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Amounts in thousands except shares, per share data and percentages)

	2002.6.30	2001.6.30
Deferred tax assets – non-current	$3,278,295	$2,141,933
Valuation allowance for deferred tax assets – non-current	(1,991,279)	-
Net deferred tax assets – non-current	1,287,016	2,141,933
Deferred tax liabilities – non-current	(353,648)	(475,670)
Net deferred tax assets and liabilities-non-current	$933,368	$1,666,263

	2002.6.30	2001.6.30
(f)Income taxes payable from continuing operations	$-	$-
Tax (benefit) expense from recognition of depreciation expense	(182,367)	106,011
Tax benefit from recognition of unrealized inventory provision	(5,109)	(32,193)
Tax expense (benefit) from recognition of unrealized royalty expense	60,702	(6,722)
Tax expense from recognition of unrealized allowance for bad debts	12,122	3,989
Tax expense from recognition of unrealized investment losses	19,974	-
Tax expense from recognition of unrealized foreign exchange (gains) losses	128,246	49,039
Tax benefit from investment credits	(637,735)	-
Tax expense from valuation allowance	1,871,332	168,738
Tax benefit from losses carried forward	(1,280,038)	-
Others	12,873	81,138
Income tax expense	$-	$370,000

(g)Information related to imputation of shareholders' income taxes

	2002.6.30	2001.6.30
Available shareholders' tax credits	$109,798	$106,926
Expected (Actual) ratio of shareholders' tax credits	-%	3.42%

(h)Information related to undistributed retained earnings

	2002.6.30	2001.6.30
After 1998 (inclusive)	(5,319,263)	5,545,325

(Amounts in thousands except shares, per share data and percentages)

(20)*Pension Fund*

The balance of the Employees' Retirement Fund amounted to NT$560,502 and NT$467,535 as of June 30, 2002 and 2001, respectively. Pension expense recognized for the six months ended June 30, 2002 and 2001 amounted to NT$63,630 and NT$47,178, respectively.

5. Related Party Transactions

(1) Related Parties and Relationships

Related parties	Relationship
Macronix America, Inc. (MXA)	The Company's equity investee
Macronix (BVI) Co., Ltd. (BVI)	The Company's equity investee
HuivYing Investment, Ltd.	The Company's equity investee
Caesar Technology, Inc. (Caesar)	The Company's equity investee (note)
Prominent Communications, Inc. (PCI)	The Company's equity investee
Wedgewood International Ltd. (Wedgewood)	BVI's equity investee
New Trend Technology Inc. (NTTI)	BVI's equity investee
Macronix Europe, NV. (MXE)	BVI's equity investee
Biomorphic VLSI, Inc. (Biomorphic)	BVI's equity investee
Macronix Pte Ltd. (MPL)	BVI's equity investee
Tower Semiconductor Ltd. (Tower)	BVI is represented on Tower Semiconductor Ltd. 's board of directors.
Raio Technology Co., Ltd. (Raio)	HuivYing Investment, Ltd is represented on Raio Technology Co., Ltd. 's board of directors.
Chantek Electronic Co., Ltd. (Chantek)	The Company was represented on Chantek Electronic Co., Ltd. 's board of directors before October 29, 2001.
United Industry Gas Co., Ltd. (UIG)	The Company is United Industry Gas., Ltd. 's Supervisor.
Ardentec Corporation (Ardentec)	The Company is represented on Ardentec Corporation 's board of directors.
Powertech Technology Inc. (Powertech)	The Company is represented on Powertech Technology Inc. 's board of directors.
Chiao Tung Bank	Chiao Tung Bank is represented on the Company 's board of directors.

(note) Caesar Technology, Inc. was formally placed in liquidation in January, 2002.

(Amounts in thousands except shares, per share data and percentages)

(2) Major Transactions with Related Parties

a. Sales to related parties were as follows:

Related party	For the six months ended June 30, 2002	2001
MXA	$548,560	$858,984
MXE	180,886	402,283
Raio	89,326	-
PCI	50,989	-
Other	201	-
Total	$869,962	$1,261,267

Except MXA and MXE, whose sales prices are approximately 88% of regular sales prices, sales prices to related parties are similar to those of regular customers .

The general collection terms with related parties are 45-60 days, which is similar to regular customers. However, the collection terms with MXA are occasionally prolonged .

b. Commissions paid to related parties were as follows:

Related parties	For the six months ended June 30, 2002	2001
MXA	$12,653	$21,166

c. Overseas marketing expenses paid to related parties were as follows:

Related parties	For the six months ended June 30, 2002	2001
BVI	$40,092	$78,625
MPL	6,316	5,847
Total	$46,408	$84,472

d. Research and development expenses paid to related parties were as follows:

Related parties	For the six months ended June 30, 2002	2001
NTTI	$41,258	$44,721

(Amounts in thousands except shares, per share data and percentages)

e. The Company sold fixed assets to New Trend Technology Inc. in March 2001 at a book value of NT$6,266. No gain or loss from such transaction was recognized.

f. Manufacturing processing charges from related parties were as follows:

	For the six months ended June 30,	
Related parties	2002	2001
Ardentec	$57,513	$57,246
Powertech	44,999	37,346
Caesar	-	134,103
Chantek	-	61,075
Total	$102,512	$289,770

Such charges form a part of cost of goods sold.

g. The Company purchased industrial gas from UIG totaling NT$57,418 and NT$59,787 for the six months ended June 30, 2002 and 2001, respectively. Such purchases form a part of cost of goods sold.

h. The Company purchased wafers from Tower totaling NT$53,153 and NT$97,170 for the six months ended June 30, 2002 and 2001. Such purchases form a part of cost of goods sold.

(3) Receivables and payables resulting from the above transactions as of June 30, 2002 and 2001 were as follows:

Accounts Receivable

Related parties	2002.6.30	2001.6.30
MXA	$281,432	$142,838
MXE	48,302	104,589
Raio	44,817	13,407
PCI	23,948	-
BVI	2,319	28,108
Others	9,767	6,473
Total	410,585	295,415
Less : Allowance for doubtful accounts	(18,088)	-
Net	$392,497	$295,415

Accounts Payable

Related parties	2002.6.30	2001.6.30
MXA	$50,173	$21,070
Ardentec	42,225	22,481
Powertech	31,838	19,218
NTTI	24,544	9,476
PCI	19,686	-
Tower	11,166	12,305
BVI	10,737	12,304
UIG	10,204	10,735
Caesar	-	59,987
Chantek	-	21,266
Other	2,777	3,157
Total	$203,350	$191,999

(4) The board of directors provided authority to the Company to act as guarantor (not exceeding USD154, 000) for loans and derivative financial instrument transactions of its subsidiaries and equity investees. As of June 30, 2002 and 2001, the guaranteed amounts were as follows (in thousands):

Related parties	2002.6.30	2001.6.30
Wedgewood	USD 85,000	USD 55,000
BVI	34,000	36,000
Biomorphic	3,400	-
Total	$122,400	$91,000

(5) Please refer to note 4(10) for the Company's long-term loan agreement with Chiao Tung Bank.

(6) Please refer to note 4(11) for the Company's capital lease agreement with Caesar.

6. Assets Pledged As Collateral

The Company's assets pledged as collateral as of June 30, 2002 and 2001 were as follows:

a. June 30, 2002

Accounts	Net book value	Secured financial institutions	Contents
Restricted Investments-current	$17,000	Chiao Tung Bank	Secured loan
Restricted Investments-current		I.C.B.C.	Security for foreign labor
Restricted Investments-current		Customs, HSIP	Customs clearance deposit
Restricted investments -current		Bank of America	Compensated Deposit
Restricted investments-non-current		Nintendo	Leased equipment
Property, plant and equipment		Bank of America	Convertible bonds
Property, plant and equipment		Chiao Tung Bank	Secured loan
Property, plant and equipment		Chiao Tung Bank	Secured loan
Property, plant and equipment		Land Bank	Secured loan
Property, plant and equipment		China Development Industrial Bank	Secured loan
Property, plant and equipment		The Export-Import Bank of the Republic of China	Secured loan
Property, plant and equipment		Nintendo	Leased equipment
Total			

(Amounts in thousands except shares, per share data and percentages)

b. June 30, 2001

Accounts	Net book value	Secured financial institutions	Contents
Restricted investments-current	$12,[illegible]	I.C.B.C.	Security for foreign labor
Restricted investments-current	5,[illegible]	Customs, HSIP	Customs clearance deposit
Restricted investments-current	35,[illegible]	Hsinchu International Bank, HSIP Branch	Subsidy Income
Restricted investments-current	172,[illegible]	Chiao Tung Bank	Secured loan
Restricted investments-non-current	717,[illegible]	Bank of America	Compensated Deposit
Property, plant and equipment	8,399,[illegible]	Chiao Tung Bank	Secured loan
Property, plant and equipment	1,437,[illegible]	Land Bank	Secured loan
Property, plant and equipment	804,[illegible]	ABN AMRO Bank	Secured loan
Property, plant and equipment	268,[illegible]	JP Morgan Chase Bank	Secured loan
Property, plant and equipment	612,[illegible]	China Development Industrial Bank	Secured loan
Property, plant and equipment	6,031,[illegible]	Bank of America	Secured debentures
Total	$18,479,[illegible]		

7. Commitments and Contingencies

The Company's commitments and contingencies, not included in the financial statements, as of June 30, 2002 were as follows:

a. Letters of credit issued for future deliveries of equipment totaled approximately NT$1,064,188.

b. The Company's significant construction and machinery contracts totaled approximately NT$12,948,348. The Company has paid NT$5,589,790 pursuant to these contracts as of June 30, 2002.

c. Operating Leases:

The Company entered into several operating lease contracts for land with the administrative office of the Hsinchu Science-Based Industrial Park .The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$64,064 each year for 2002 through 2006, NT$281,324 in total for 2007 through 2011, NT$99,331 in total for 2012 through 2016, and NT$1,336 in total for 2017 through 2020.

(Amounts in thousands except shares, per share data and percentages)

d. According to agreements entered into by the Company and several banks including Chiao Tung Bank for medium term secured loans for strategic industries and medium term secured loans for purchasing automation machinery, the Company is required to issue new shares for cash if the debt to equity ratio is greater than 1.85 and 1.2, or if the ratio of current assets to current liabilities does not exceed 1.00.

e. In accordance with a loan agreement for purchasing machinery and equipment for Fab II entered into by the Company and several banks including Bank of America, the Company should : (a) maintain a current ratio of no less than 100 percent; (b) maintain a debt ratio of no more than 100 percent; and (c) maintain a debt service coverage ratio of no less than 2.2.

On June 27, 2002, the Company and Bank of America agreed to amend the above loan agreement to the extent that the Company shall only maintain a current ratio of no less than 100 percent and shall not be confined to the above three restrictions.

f. On February 18, 1997, Atmel Corporation (Atmel) filed a legal action against MXA, one of the Company's subsidiaries, with the International Trade Commission ("ITC") for violation of Atmel's patent No. 903. On June 1, 2001, the ITC issued a Notice of Final Determination and ruled again that MXA did not infringe the 903 patent. Atmel filed a petition to the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel's petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the final determination therefore is bound by the ITC's finding that MXA did not infringe the 903 patent.

8. Significant Disaster Losses

None.

9. Significant Subsequent Events

None.

(Amounts in thousands except shares, per share data and percentages)

10. Financial Instruments

a. Contract Amount or Notional Amount and Credit Risk:

	2002.6.30		2001.6.30	
Financial instrument	Contract amount or Notional amount	Credit risk	Contract amount or Notional amount	Credit risk
Forward currency exchange contract	¥1,032,640	-	¥2,353,635	-
	USD11,000	-	-	-
Purchased options-hedging	¥4,313,150	-	¥4,095,350	-
	USD9,000	-	USD2,000	-
Written options-hedging	¥9,379,050	-	¥3,746,550	-
	USD15,000	-	-	-
Cross currency interest rate swaps-hedging	USD6,000	-	USD10,000	-

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility of incurring a loss is remote since the Company's counter parties are reputable financial institutions.

b. Market Value Risk

Market value risk is insignificant due to the fact that the purpose of the forward exchange contract, option contracts and cross currency swaps are hedging and the gain or loss from fluctuations of interest or exchange rates will be offset by the gain or loss from the underlying assets or liabilities denominated in foreign currencies.

c. Liquidity Risk

No significant cash flow risks are expected as the exchange rate on the forward contracts is fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d. Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

(Amounts in thousands except shares, per share data and percentages)

The Company's derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate fluctuation risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company's hedging strategy is to mitigate its market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically.

e. Presentation of derivative financial instruments

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if any legal offsetting right exists. As of June 30, 2002, the balances were as follows (in NT$):

	Contract Receivables	Contract Payables
Forward contract receivables	$303,127	$546,964
Forward contract payables	(270,876)	(558,412)
Premium	(448)	(803)
Forward contract receivables (payables)-net	$31,803	$(12,251)

(i) The amount of the forward and cross currency swap contracts classified under other current assets and liabilities amounted to NT$31,803 and NT$12,251.

(ii) Foreign exchange gains earned for the six months ended June 30, 2002 amounted to NT$30,515 which was reported under other income.

(iii) Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

(Amounts in thousands except shares, per share data and percentages)

f. Fair value of financial instruments

	2002.6.30		2001.6.30	
Non-derivative	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash, cash equivalents and restricted investments	$13,861,898	$13,861,898	$13,306,870	$13,306,870
Notes and accounts receivable (including receivables from related parties)	2,633,111	2,633,111	2,700,741	2,700,741
Long-term investments –no market value available	3,521,256	3,521,256	4,231,708	4,231,708
Long-term investments –with market value	37,671	73,107	143,497	67,671
Liabilities				
Short-term debt	2,380,691	2,380,691	410	410
Payables	4,945,936	4,945,936	4,358,465	4,358,465
Long-term debt – with variable interest rates	6,149,227	6,149,227	8,572,476	8,572,476
Long-term debt – with fixed interest rates	-	-	1,299,000	1,282,241
Capital lease obligations (including current portion)	1,858,108	1,710,836	17,278	17,536
Bonds payable (including current portion)	3,000,000	3,115,320	-	-
Convertible debentures	15,303,203	15,727,356	9,238,266	8,919,034
Derivatives				
Hedging:				
(1)Asset				
Cross currency interest rate swaps	30,256	30,980	62,554	67,037
Foreign exchange forwards	-	-	25,529	25,471
Purchased options-hedging	-	-	-	36,798
Written options-hedging	-	-	-	676
(2)Liabilities				
Forward	(10,704)	(9,181)	6,906	(7,491)
Purchased options-hedging	-	(5,476)	-	-
Written options-hedging	-	(128,522)	-	-

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1) The fair value of the Company's short-term financial instruments is based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted investments, receivables, payables and short-term debt.

(2) The fair value of the Company's marketable securities is based on the market prices at the reporting date if the market prices are available. The fair value of the Company's marketable securities is based on financial data or any other information if market prices are not available.

(3) The fair value of the Company's long-term borrowings bearing variable interest rates, which includes the current portion of long-term debt, is estimated using the book value of the debt at the reporting date.

(4) The fair value of long-term borrowings bearing fixed interest rates, bonds payable and convertible bonds payable is based on the market prices at the reporting date if the market prices are available or estimated using the discounted cash flow method based on the Company's borrowing rates for similar types of borrowings.

(5) The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) is assumed to be based on the amount that the Company is entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 9, 2002 By: Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center